KPMG LLP
Chartered Accountants
Suite 1500 Purdy's Wharf Tower I
1959 Upper Water Street	Telephone (902) 492-6000
Halifax NS B3J 3N2	Telefax (902) 429-1307
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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Gammon Lake Resources Inc.

We consent to the inclusion in this annual report on Form 40-F/A of our auditors' report dated March 16, 2006 except as to note 16 (a) which is as of April 2, 2007 on the restated consolidated financial statements which is contained in this Annual Report on Form 40-F/A Amendment No. 1 for the fiscal year ended December 31, 2005.

/s/ KPMG LLP
Chartered Accountants

Halifax, Canada
April 2, 2007